

Pricing supplement no. 201
To prospectus dated December 1, 2005,
prospectus supplement dated October 12, 2006 and
product supplement no. 50-I dated November 7, 2006

Registration Statement No. 333-130050
Dated November 13, 2006
Rule 424(b)(2)

JPMorganChase

Structured Investments

JPMorgan Chase & Co.
$3,844,000
Buffered Return Enhanced Notes Linked to the S&P MidCap 400® Index due November 21, 2007

General

- The notes are designed for investors who seek a return of twice the appreciation of the S&P MidCap 400® Index up to a maximum total return on the notes of 12.50% at maturity. Investors should be willing to forgo interest and dividend payments and, if the Index declines by more than 10%, be willing to lose some or all of their principal.
- Senior unsecured obligations of JPMorgan Chase & Co. maturing November 21, 2007†.
- Minimum denominations of $50,000 and integral multiples of $1,000 in excess thereof.
- The notes priced on November 13, 2006 and are expected to settle on or about November 16, 2006.

Key Terms

Index:	The S&P MidCap 400® Index (the "Index")
Upside Leverage Factor:	2
Payment at Maturity:	If the Ending Index Level is greater than the Initial Index Level, you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Index Return multiplied by two, subject to a Maximum Total Return on the notes of 12.50%. For example, if the Index Return is more than 6.25%, you will receive the Maximum Total Return on the notes of 12.50%, which entitles you to a maximum payment at maturity of $1,125 for every $1,000 principal amount note that you hold. Accordingly, if the Index Return is positive, your payment per $1,000 principal amount note will be calculated as follows, subject to the Maximum Total Return: $1,000 +[$1,000 x (Index Return x 2)] Your principal is protected against up to a 10% decline of the Index at maturity. If the Ending Index Level declines from the Initial Index Level by up to 10%, you will receive the principal amount of your notes at maturity. If the Ending Index Level declines from the Initial Index Level by more than 10%, you will lose 1.1111% of the principal amount of your notes for every 1% that the Index declines beyond 10% and your final payment per $1,000 principal amount note will be calculated as follows: $1,000 + [$1,000 x (Index Return + 10%) x 1.1111] *You will lose some or all of your investment at maturity if the Ending Index Level declines from the Initial Index Level by more than 10%.*
Buffer Amount:	10%
Downside Leverage Factor:	1.1111
Index Return:	The performance of the Index from the Initial Index Level to the Ending Index Level, calculated as follows: $\frac{\text{Ending Index Level} - \text{Initial Index Level}}{\text{Initial Index Level}}$
Initial Index Level:	The Index closing level on the pricing date, which was 793.71.
Ending Index Level:	The arithmetic average of the Index closing levels on each of the five Averaging Dates.
Averaging Dates†:	November 12, 2007, November 13, 2007, November 14, 2007, November 15, 2007, and November 16, 2007
Maturity Date†:	November 21, 2007
CUSIP:	48123JJT7

† Subject to postponement in the event of a market disruption event and as described under "Description of Notes – Payment at Maturity" in the accompanying product supplement no. 50-I.

Investing in the Buffered Return Enhanced Notes involves a number of risks. See "Risk Factors" beginning on page PS-5 of the accompanying product supplement no. 50-I and "Selected Risk Considerations" beginning on page PS-3 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us
Per note	$1,000	$11.40	$988.60
Total	$3,844,000	$43,821.60	$3,800,178.40

(1) J.P. Morgan Securities Inc., whom we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $11.40 per $1,000 principal amount note and will use a portion of that commission to pay selling concessions to other affiliated dealers of $5.70 per $1,000 principal amount note. See "Underwriting" beginning on PS-22 of the accompanying product supplement no. 50-I.

For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate of ours will receive a structuring and development fee. The aggregate amount of these fees will be $11.40 per $1,000 principal amount note.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

November 13, 2006

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 50-I dated November 7, 2006. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated November 7, 2006 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 50-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

- Product supplement no. 50-I dated November 7, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003422/e25503-424b2.pdf

- Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

- Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC Web site is 19617. As used in this pricing supplement, the "Company," "we," "us," or "our" refers to JPMorgan Chase & Co.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index?

The following table and graph illustrate the hypothetical total return at maturity on the notes. The "total return" as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume an Initial Index Level of 780 and reflect the Maximum Total Return on the notes of 12.50%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table, graph and examples have been rounded for ease of analysis.

Ending Index Level	Index Return	Total Return on Notes
1404.00	80.00%	12.50%
1287.00	65.00%	12.50%
1170.00	50.00%	12.50%
1092.00	40.00%	12.50%
1014.00	30.00%	12.50%
936.00	20.00%	12.50%
858.00	10.00%	12.50%
828.75	6.25%	12.50%
819.00	5.00%	10.00%
799.50	2.50%	5.00%
787.80	1.00%	2.00%
780.00	**0.00%**	**0.00%**
741.00	-5.00%	**0.00%**
702.00	-10.00%	**0.00%**
624.00	-20.00%	-11.11%
546.00	-30.00%	-22.22%
468.00	-40.00%	-33.33%
390.00	-50.00%	-44.44%
312.00	-60.00%	-55.56%
234.00	-70.00%	-66.67%
156.00	-80.00%	-77.78%
78.00	-90.00%	-88.89%
0	-100.00%	-100.00%



Buffered Return Enhanced Note Linked to the S&P MidCap 400® Index
Total Return at Maturity

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table and graph above are calculated.

Example 1: The level of the Index increases from the Initial Index Level of 780 to an Ending Index Level of 819.
Because the Ending Index Level of 819 is greater than the Initial Index Level of 780 and the Index Return of 5% multiplied by 2 does not exceed the Maximum Total Return of 12.50%, the investor receives a payment at maturity of $1,100 per $1,000 principal amount note calculated as follows:

$$\$1,000 + [\$1,000 \times (5\% \times 2)] = \$1,100$$

Example 2: The level of the Index decreases from the Initial Index Level of 780 to an Ending Index Level of 702.
Because the Ending Index Level of 702 is less than the Initial Index Level of 780 by not more than the Buffer Amount of 10%, the investor will receive a payment at maturity of $1,000 per $1,000 principal amount note.

Example 3: The level of the Index increases from the Initial Index Level of 780 to an Ending Index Level of 936.
Because the Index Return of 20% multiplied by 2 exceeds the Maximum Total Return of 12.50%, the investor receives a payment at maturity of $1,125 per $1,000 principal amount note, the maximum payment on the notes.

Example 4: The level of the Index decreases from the Initial Index Level of 780 to an Ending Index Level of 624.
Because the Ending Index Level of 624 is less than the Initial Index Level of 780 by more than the Buffer Amount of 10%, the Index Return is negative and the investor will receive a payment at maturity of $888.89 per $1,000 principal amount note calculated as follows:

$$\$1,000 + [\$1,000 \times (-20\% + 10\%) \times 1.1111] = \$888.89$$

Selected Purchase Considerations

- **APPRECIATION POTENTIAL** – The notes provide the opportunity to enhance equity returns by multiplying a positive Index Return by two, up to the Maximum Total Return on the notes of 12.50%, or $1,125 for every $1,000 principal amount note. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **LIMITED PROTECTION AGAINST LOSS** – Payment at maturity of the principal amount of the notes is protected against a decline in the Ending Index Level, as compared to the Initial Index Level, of up to 10%. If the Ending Index Level declines by more than 10%, for every 1% decline of the Index beyond 10%, you will lose an amount equal to 1.1111% of the principal amount of your notes.

- **DIVERSIFICATION OF THE S&P MIDCAP 400® INDEX** — The return on the notes is linked to the S&P MidCap 400® Index. The S&P MidCap 400® Index consists of 400 component stocks selected to provide a performance benchmark for the medium market capitalization segment (between approximately $1 billion to $4 billion) of the U.S. equity markets. For additional information about the Index, see the information set forth under "The S&P MidCap 400® Index" in the accompanying product supplement no. 50-I.

- **CAPITAL GAINS TAX TREATMENT** – You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 50-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, it is reasonable to treat your purchase and ownership of the notes as an "open transaction" for U.S. federal income tax purposes. Assuming this characterization is respected, your gain or loss on the notes should be treated as long-term capital gain or loss if you hold the notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service or a court may not respect this characterization of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. You should consult your tax adviser regarding the treatment of the notes, including possible alternative characterizations.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the component stocks of the Index. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 50-I dated November 7, 2006.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** – The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive or negative. Your investment will be exposed on a leveraged basis to any decline in the Ending Index Level beyond the 10% buffer as compared to the Initial Index Level.

- **YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM TOTAL RETURN** – If the Ending Index Level is greater than the Initial Index Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed the Maximum Total Return on the note of 12.50%, regardless of the appreciation in the Index, which may be significant.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** – While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** – As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the S&P MidCap 400® Index would have.

- **LACK OF LIQUIDITY** – The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.

- **POTENTIAL CONFLICTS** – We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES –** In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - the expected volatility of the Index;
  - the time to maturity of the notes;
  - the dividend rate on the common stocks underlying the Index;
  - interest and yield rates in the market generally;
  - a variety of economic, financial, political, regulatory or judicial events; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Historical Information

The following graph sets forth the historical performance of the S&P MidCap 400® Index based on the weekly Index closing level from January 5, 2001 through November 10, 2006. The Index closing level on November 13, 2006 was 793.71. We obtained the Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on any of the Averaging Dates. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

Historical Performance of the S&P MidCap 400® Index



Source: Bloomberg